UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM
6-K

Report of Foreign Private Issuer
Pursuant to Rule
13a-16
or
15d-16
of the Securities Exchange Act of 1934
FOR THE MONTH OF MARCH 2021
COMMISSION FILE NUMBER:
001-33602

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

No. 2 Disheng Middle Road,
Beijing Economic-Technological Development Area,
Beijing, P. R. China 100176
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F
or Form
40-F.
Form
20-F
☒
            Form
40-F
☐
Indicate by check mark if the registrant is submitting the Form
6-K
in paper as permitted by Regulation
S-T
Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form
6-K
in paper as permitted by Regulation
S-T
Rule 101(b)(7):  ☐

EXPLANATORY NOTE
Hollysys Automation Technologies Ltd. (“Hollysys” or the “Company”) is furnishing this Form
6-K
to provide
six-month
interim financial statements.
FORWARD-LOOKING INFORMATION
This Report on Form
6-K
contains forward-looking statements and information relating to us that are based on the current beliefs, expectations, assumptions, estimates and projections of our management regarding our company and industry. When used in this report, the words “may”, “will”, “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan” and similar expressions, as they relate to us or our management, are intended to identify forward-looking statements. These statements reflect management’s current view of us concerning future events and are subject to certain risks, uncertainties and assumptions, including among many others: the coronavirus outbreak in China in December 2019 and ongoing spread to other countries, our potential inability to achieve similar growth in future periods as we did historically, a decrease in the availability of our raw materials, the emergence of additional competing technologies, changes in domestic and foreign laws, regulations and taxes, changes in economic conditions, uncertainties related to China’s legal system and economic, political and social events in China, the volatility of the securities markets, and other risks and uncertainties which are generally set forth under the heading, “Key information” and elsewhere in our Annual Report on Form
20-F
filed on September 28, 2020 (the “Annual Report”). Should any of these risks or uncertainties materialize, or should the underlying assumptions about our business and the commercial markets in which we operate prove incorrect, actual results may vary materially from those described as anticipated, estimated or expected in the Annual Report.
All forward-looking statements included herein attributable to us or other parties or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable laws and regulations, we undertake no obligations to update these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events.

EXHIBIT INDEX

Exhibit Number	Description

99.1	Selected consolidated financial data as of June 30, 2020 and December 31, 2020 and for the six months ended December 31, 2019 and 2020 of Hollysys Automation Technologies Ltd. and its subsidiaries.

99.2
Unaudited interim condensed consolidated financial statements as of December 31, 2020 and for the six months ended December 31, 2019 and 2020 of Hollysys Automation Technologies Ltd. and its subsidiaries.

99.3	Operating and Financial Review and Prospects as of December 31, 2020 and for the six months ended December 31, 2019 and 2020 of Hollysys Automation Technologies Ltd. and its subsidiaries.

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

/s/ Steven Wang
Date: March 30, 2021	Steven Wang Chief Financial Officer

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